                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                               CAREADVANTAGE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    14166N209
                                 (CUSIP Number)

                                 Robert J. Pures
             Senior Vice President - Administration, Chief Financial
               Officer and Treasurer Blue Cross and Blue Shield of
                                New Jersey, Inc.
                              Three Penn Plaza East
                          Newark, New Jersey 07105-2200
                                 (201) 466-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 27, 1997
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

        Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-------------
        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act shall be subject to all other provisions of the Exchange Act (however, see the Notes).
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                                                               Page 2 of 6 Pages


                                  SCHEDULE 13D

CUSIP No. 14166N209
--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Blue Cross and Blue Shield of New Jersey, Inc. -
               Fed. I.D. # 22-0999690

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /

                                                                       (b) /X/

   3.     SEC USE ONLY


   4.     SOURCE OF FUNDS

               AF

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5.     PURSUANT TO ITEM 2(D) OR 2(E)                                    / /


   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

               New Jersey

  NUMBER OF         7.     SOLE VOTING POWER

   SHARES                       37,617,420

BENEFICIALLY
                    8.     SHARED VOTING POWER
OWNED BY EACH
                                75,401,507  See Item 5(a) and (b).
  REPORTING

 PERSON WITH        9.     SOLE DISPOSITIVE POWER

                                37,617,420

                    10.    SHARED DISPOSITIVE POWER

                                75,401,507  See Item 5(a) and (b).

   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               37,617,420  See Item 5(a).

   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   /X/


   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               50.6%    See Item 5(a).

   14.    TYPE OF REPORTING PERSON

               CO

--------------------------------------------------------------------------------
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                                                               Page 3 of 6 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number of shares of Common Stock and the percentage of outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of CareAdvantage, Inc. (the "Company") beneficially owned by Blue Cross and Blue Shield of New Jersey, Inc. ("BCBSNJ") and the persons who may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, as of the close of business on February 27, 1997, are set forth below:

                                              SHARES                 PERCENTAGE OF
         NAME OF HOLDER                  BENEFICIALLY OWNED        OUTSTANDING SHARES
         --------------                  ------------------        ------------------
   CW Ventures II, L.P. ............        37,784,087(1)                 45.9%

   Blue Cross and Blue Shield
     of New Jersey, Inc. ...........        37,617,420                    50.6%


   Total ...........................        75,401,507                    91.6%


------------------------
(1) Consists of 29,813,930 shares of Common Stock held by CW Ventures II, L.P. ("CW") as of February 27, 1997; 7,803,490 shares of Common Stock issuable upon exchange of that certain $2 million principal amount 8% Exchangeable Note due June 30, 1998 issued to CW on February 22, 1996 by CareAdvantage Health Systems, Inc. ("CAHS") (the "CW Note"); and 166,667 shares of Common Stock underlying warrants issued by the Company to CW on January 2, 1996.

BCBSNJ disclaims membership in a group with CW for the purpose of Section 13(d) of the Exchange Act or for any other purpose.

               (b) By virtue of that certain Stockholders' Agreement dated as of February 22, 1996 by and among the Company, BCBSNJ and CW, BCBSNJ and CW may be deemed to have shared power to vote or direct the vote and shared power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by BCBSNJ. However, BCBSNJ disclaims membership in a group with CW for the purpose of Section 13(d) of the Exchange Act or for any other purpose.

               (c) On February 27, 1997, in connection with the Company's failure to realize certain revenue and earnings levels during its most recently completed fiscal year, the Company issued 25,910,729 shares of Common Stock to CW and 24,242,337 shares of Common Stock to BCBSNJ, pursuant to the terms of the CW Note and a similar $3.6 million principal amount 8% Exchangeable Note due June 30, 1998 issued by CAHS to BCBSNJ on February 22, 1996.

               (d) Not applicable.

               (e) Not applicable.
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                                                               Page 4 of 6 Pages


                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 28, 1997
                                                   (Date)



                                 BLUE CROSS AND BLUE SHIELD OF NEW
                                   JERSEY, INC.



                                            /s/ Robert J.  Pures
                                 Name:   Robert J. Pures
                                 Title:  Senior Vice President - Administration,
                                         Chief Financial Officer & Treasurer
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                                                               Page 5 of 6 Pages


                                   APPENDIX A
                        INFORMATION REQUIRED BY ITEM 2 OF
            THE SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D


               The following information is based on the knowledge of Blue Cross and Blue Shield of New Jersey, Inc. ("BCBSNJ"), the entity filing this Schedule 13D:


               With Respect to the Directors and Executive Officers of BCBSNJ:

               29.    Mr. Christy W. Bell

                      (a) Mr. Bell is a citizen of the United States of America.

                      (b) Mr. Bell's business address is Three Penn Plaza East, Newark, New Jersey 07105-2200.

                      (c) Mr. Bell is Senior Vice President - Health Industry Services of BCBSNJ.

                      (d) During the last five years, Mr. Bell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                      (e) During the last five years, Mr. Bell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               30.    Ms. Donna M. Celestini

                      (a) Ms. Celestini is a citizen of the United States of America.

                      (b) Ms. Celestini's business address is Three Penn Plaza East, Newark, New Jersey 07105- 2200.

                      (c) Ms. Celestini is Vice President - Managed Operations of BCBSNJ.

                      (d) During the last five years, Ms. Celestini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                      (e) During the last five years, Ms. Celestini has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               31.    Charles C. Emery, Jr., Ph.D.

                      (a) Dr. Emery is a citizen of the United States of America.

                      (b) Dr. Emery's business address is Three Penn Plaza East, Newark, New Jersey 07105- 2200.

                      (c) Dr. Emery is Vice President and Chief Information Officer - Information Systems of BCBSNJ.
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                                                               Page 6 of 6 Pages

                      (d) During the last five years, Dr. Emery has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                      (e) During the last five years, Dr. Emery has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.